FMC

FRASER MILNER CASGRAIN LLP

BARBARA ROSS
Law Clerk
Direct Line: (416) 863-4676
barb.ross@fmc-law.com

04010687

March 10, 2004

PROCESSED
MAR 18 2004
THOMSON FINANCIAL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

SUPPL

Dear Sirs:

Subject: Jannock Properties Limited (File No. 82-5062)
Information Furnished Pursuant to Rule 12G3-2(b)
Under the Securities Exchange Act of 1934

Pursuant to the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Jannock Properties Limited (the "Company") hereby furnishes the information described below to the Securities and Exchange Commission (the "Commission").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed for your records are copies of the following documents which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of the provinces and territories of Canada, (ii) filed or become required to file with the TSX Venture Exchange and which were or will be made public by the TSX Venture Exchange, or (iii) distributed or become required to distribute to its security holders:

(a) Letter dated March 8, 2004 regarding notification of meeting and record dates for the annual shareholder meeting scheduled to be held on May 28, 2004;

(b) Press release dated March 1, 2004 regarding the December 31, 2003 financial results;

(c) Material change report dated February 24, 2004 regarding ruling from the Ontario Municipal Board;

(d) Press release dated February 20, 2004 regarding ruling from the Ontario Municipal Board;

(e) Alternative monthly report under National Instrument 62-103 dated January 31, 2004 filed by Enterprise Capital Management Inc.;

(f) BC Form 51-901F for the quarter ended September 30, 2003;

(g) Confirmation of mailing regarding the interim financial statements for the third quarter ended September 30, 2003;

(h) Interim financial statements for the third quarter ended September 30, 2003;

(i) Interim MD&A for the third quarter ended September 30, 2003;

(j) Press release dated October 28, 2003 regarding the September 30, 2003 results and a $0.10 distribution to shareholders;

(k) BC Form 51-901F for the quarter ended June 30, 2003;

(l) Confirmation of mailing regarding the interim financial statements for the second quarter ended June 30, 2003;

(m) Interim financial statements for the second quarter ended June 30, 2003;

(n) Interim MD&A for the second quarter ended June 30, 2003;

(o) Press release dated August 18, 2003 regarding the June 30, 2003 results;

(p) Material change report dated July 14, 2003 regarding the resignation of Mitchell Fasken as a director and as the President and the appointment of Ian Currie as the President; and

(q) Press release dated July 9, 2003 regarding property sales and organization changes.

The documents furnished pursuant to this letter are being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such documents will not be deemed "filed" with the Commission or otherwise subject the Company to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information, please do not hesitate to contact the undersigned.

Yours truly,
FRASER MILNER CASGRAIN LLP

Barbara Ross
(Law Clerk)

BR/se
Encls.

cc: Brian Jamieson, Jannock Properties Limited (w/o encls.)
Richard A. Scott, Fraser Milner Casgrain LLP (w/o encls.)

2075910_1.DOC

FMC

FRASER MILNER CASGRAIN LLP

BARBARA ROSS
Law Clerk
Direct Line: (416) 863-4676
barb.ross@fmc-law.com

March 8, 2004

VIA SEDAR

To: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commissions des valeurs mobilières du Québec
Nova Scotia Securities Commission
Office of the Administrator of Securities, New Brunswick
Registrar of Securities, Prince Edward Island
Director of Securities, Department of Justice, Newfoundland
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of Yukon
Government of Nunavut Securities Registry
TSX Venture Exchange

Dear Sirs:

Subject: Jannock Properties Limited
2004 Annual Meeting of Class B Common Shareholders
Notification of Meeting and Record Dates

In accordance with Section 2.2 of National Instrument 54-101, we wish to notify you, on behalf of our client Jannock Properties Limited ("Jannock Properties"), of the following meeting and record dates fixed by the directors of Jannock Properties in respect of Jannock Properties' 2004 annual meeting of Class B common shareholders (the "meeting"):

(a) **Date fixed for the meeting:** Friday, May 28, 2004 at 10:30 a.m. (Toronto time)

(b) **Record date for notice:** April 19, 2004

(c) **Record date for voting:** N/A

(d) **Beneficial ownership determination date:** April 19, 2004

(e) **Class of securities entitled to receive notice of the meeting:** Class B common shares

(f) **Class of securities entitled to vote at the meeting:** Class B common shares

(g) **Business to be conducted at the meeting:** routine business onlly

If you have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

Yours truly,

FRASER MILNER CASGRAIN LLP

(signed) "Barbara Ross"
Law Clerk

cc: Brian Jamieson, Jannock Properties Limited (via e-mail)
Richard A. Scott, Fraser Milner Casgrain LLP

04 ann mtg) re Jannock Properties Limited.doc

Jannock Properties Limited

Press Release

March 1, 2004

Jannock Properties Limited reports December 31, 2003 results.

TORONTO, ONTARIO—Jannock Properties Limited today reported net earnings for the year of $381,000 ($0.01 per share) compared with $647,000 ($0.02 per share) in 2002.
Operating activities for the year ended December 31, 2003 generated cash of $6,770,000 compared with $1,620,000 in 2002.

Real Estate
Land sales in 2003 were $11,765,000 and included $3,450,000 for a 73-acre industrial site in Burlington, $6,750,000 for an 11-acre parcel of land at the Cooksville site and $1,541,000 for three parcels of industrial land at the King Forest site in Burlington. Cash receipts from land sales, including related deposits, were $5,550,000 with the balance of the sales proceeds being in the form of vendor mortgages. At December 31, 2003, the vendor mortgages held by the Company amounted to $6,256,000 that are carried as receivables on the balance sheet plus another $80,000 that is not carried as a receivable relating to a sales agreement where the deposits received to date are less than 15%. All of the vendor mortgages are due for repayment by the end of 2005.
In 2003, the site that secured a defaulted mortgage receivable was sold for cash of $4,900,000.
The carrying values of some of the Burlington properties and the mortgage receivable in default were reduced to net realizable value by recording provisions of $1,565,000 in 2003.

Britannia 221 acre Site
Jannock Properties Limited received a ruling on February 19, 2004 from the Ontario Municipal Board (OMB) that denies its application to have the 221-acre Britannia Road property in Mississauga zoned for residential, office and institutional uses. The Company is considering its options relating to this ruling from the OMB.
An agreement was made in 2002 to sell the Britannia site to Mattamy Development Corporation providing zoning on the site could be obtained for residential, office and institutional uses. The sale price was to be $28 million cash subject to adjustments based on the final development plan for the site. The impact of this ruling on the agreement with Mattamy Development Corporation will be determined in the near future.
As has been previously advised, this unfavourable decision on the Company's application to rezone the Britannia site will have a material impact on the market value of this property and consequently the value of the Company. Over the next few months, the Company will consider its options regarding the future of the Britannia site.

Remaining Properties
An agreement has been made to sell the 48 acre residential site in Milton for $3,100,000 of which $570,000 will be received at closing with the balance as a three year vendor mortgage. Closing of this sale is expected to occur in the Second Quarter. Conditional agreements are also in place for the sale of another two parcels of land for a total of approximately $3 million. Closing of these conditional sales cannot occur until all of the conditions that apply to both the vendor and the buyers have been met and accordingly there can be no assurance that they will close or that sales values will be realized.
The properties, which have not been sold under conditional sales agreements, consist of approximately 21 acres of saleable land in Burlington. Efforts are continuing to find buyers for these properties.

Cash Flows from (used in) Operations

Cash generated by operating activities in 2003 amounted to $6,770,000 compared with $1,620,000 in 2002. Cash receipts in 2003 were $2,754,000 more than in 2002 primarily related to the recovery of a mortgage receivable that had been in default. Total expenditures were $2,396,000 less than in 2002 mainly due to lower spending on the Ontario Municipal Board hearing for the Britannia site.

In 2003 the Company repaid bank borrowings of $2,180,000 and distributed $3,563,000 to shareholders through the redemption of Class A special shares.

Jancor Companies, Inc. (Jancor)

Under the terms of the sale of the Jancor investment in 2001, Jannock Properties received the right to approximately 25% of the net proceeds after repayment of senior debt if and when the equity-holders decide to sell their interest in Jancor. Senior debt obligations at Jancor at the end of 2003 were approximately US$17 million.

Unaudited 2003 results for Jancor show earnings before interest, taxes, depreciation and amortization (EBITDA) was slightly higher than the US$25 million achieved in the previous two years. In 2004, however, EBITDA at Jancor is expected to decrease due to lower shipments of vinyl windows and an expected increase in raw material costs.

These results indicate that Jancor may produce some value for Jannock Properties in the future. The majority owners have indicated that they have no intention of seeking a buyer for Jancor for some time. It is therefore not possible to predict either the timing or the amount of proceeds, if any, that Jannock Properties may receive in the future.

Corporate Items

General and administrative expenses of $1,235,000 for 2003 were slightly higher than the 2002 level. Included in the expenses for 2003 was $375,000 for termination payments to be made to the former President whose contract was concluded in June 2003. In the second half of 2003, general and administrative expenses were 44% lower than in the corresponding period for 2002 reflecting actions that were taken at mid-year to reduce personnel costs and director fees.

Income tax provisions of $345,000 in 2003 included $68,000 to reflect changes in enacted income tax rates. In 2002, income tax recoveries of $592,000 included approximately $642,000 in recoveries resulting from changes in expected income tax rates.

The Company will hold its Annual General Meeting on May 28, 2004.

The number of Class B common shares outstanding is 35,631,932. Currently there are 150 Class A special shares that are associated with each common Class B share. The combination of one Class B common and 150 Class A special shares is listed as a unit on the TSX Ventures Exchange (trading symbol: JPL.UN).

The Company is headquartered in Mississauga, Ontario. The mandate for the Company is to dispose of its assets in a manner that maximizes value and distributes the net proceeds realized from those assets to shareholders in a timely fashion.

Forward-looking statements contained in this news release involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences include local real estate markets, zoning applications, changes in interest rates and general economic conditions. In addition, there are risk factors described from time to time in the reports and disclosure documents filed by Jannock Properties Limited with Canadian and U.S. securities regulatory agencies and commissions.

Contact Brian Jamieson
(905) 821 4464
bjamie@jannockproperties.com

JANNOCK PROPERTIES LIMITED
Balance Sheet
(in thousands of Canadian dollars)

	December 31 2003	December 31 2002
Assets		
Land under development	$ 3,531	11,572
Land held for development	7,057	7,128
Mortgage receivable in default	-	5,115
Mortgages receivable	6,256	224
Future income taxes	5,185	5,683
Other assets	93	2
Cash and cash equivalents	1,020	22
Restricted cash held in trust	1,043	1,014
	$ 24,185	$30,760
Liabilities		
Bank loan	$ -	$ 2,180
Accounts payable and accrued liabilities	887	1,953
Income taxes payable	-	175
Deposits on land sales	1,056	1,028
	$ 1,943	$ 5,336
Shareholders' Equity		
Capital stock	$ 53,401	$56,964
Contributed surplus	6,868	6,868
Deficit	(38,027)	(38,408)
	$ 22,242	$25,424
	$ 24,185	$30,760

JANNOCK PROPERTIES LIMITED
Statement of Income and Deficit
(in thousands of Canadian dollars, except per share amounts)

	Year ended December 31	
	2003	2002
Land sales	**$ 11,765**	$ 6,607
Cost of sales	**8,299**	4,112
Provision for loss in value	**1,575**	1,561
Gross profit	**1,891**	934
Interest and other income	**70**	333
General and administrative expenses	**(1,235)**	(1,212)
Income before income taxes	**726**	55
Provision for/(recovery of) income taxes - current	**(153)**	20
- future	**498**	(612)
Net earnings for the year	**$ 381**	$ 647
Deficit - Beginning of year	**$ (38,408)**	$ (39,055)
Deficit - End of year	**$ (38,027)**	$ (38,408)
Basic earnings per share	**$ 0.01**	$ 0.02

JANNOCK PROPERTIES LIMITED
Statement of Cash Flows
(in thousands of Canadian dollars)

	Year ended December 31	
	2003	2002
Cash provided by (used in)		
Operating activities		
Cash receipts		
Receipts from land sales closed during the year	**$ 4,848**	$ 6,607
Deposit received on future land sales	**702**	1,014
Collection of mortgages receivable	**5,093**	-
Interest and other income received	**54**	322
Cash payments		
Real estate commissions	**(385)**	-
Expenditures on land development	**(2,351)**	(5,088)
Income taxes (paid)/recovered	**(20)**	57
Payments of administrative and other expenses	**(1,045)**	(1,288)
Interest paid	**(126)**	(4)
	6,770	1,620
Investing activities		
Restricted cash held in trust	**(29)**	(1,014)
Other	**-**	17
	(29)	(997)
Financing activities		
Bank loan	**(2,180)**	2,180
Redemption of capital stock	**(3,563)**	(5,345)
	(5,743)	(3,165)
Increase (decrease) in cash and cash equivalents	**998**	(2,542)
Cash and cash equivalents - Beginning of year	**22**	2,564
Cash and cash equivalents - End of year	**$ 1,020**	$ 22

JANNOCK PROPERTIES LIMITED

MATERIAL CHANGE REPORT

UNDER
Subsection 85(1) of the *Securities Act* (British Columbia)
Subsection 118(1) of the *Securities Act* (Alberta)
Clause 84(1)(b) of the *Securities Act* (Saskatchewan)
Subsection 75(2) of the *Securities Act* (Ontario)
Section 73 of the *Securities Act* (Quebec)
Subsection 81(2) of the *Securities Act* (Nova Scotia)
Subsection 76(2) of the *Securities Act* (Newfoundland)

1. **Reporting Issuer**

Jannock Properties Limited
2121 Britannia Road West
Unit 2
Streetsville, Ontario
L5M 2G6

2. **Date of Material Change**

February 19, 2004

3. **Publication of Material Change**

A press release was issued on February 20, 2004.

4. **Summary of Material Change**

Jannock Properties Limited (the "Company") announced that it has received a ruling from the Ontario Municipal Board (OMB) which denies its application to have the 221-acre Britannia Road property in Mississauga zoned for residential, office and institutional uses.

5. **Full Description of Material Changes**

The Company announced that it has received a ruling from the Ontario Municipal Board (OMB) which denies its application to have the 221-acre Britannia Road property in Mississauga zoned for residential, office and institutional uses. Details of the OMB ruling will be available shortly at the OMB's web-site at: http://www.omb.gov.on.ca/ . The case number is: PL970870.

An agreement was made in 2002 to sell the Britannia site to Mattamy Development Corporation providing zoning on the site could be obtained for

residential, office and institutional uses. The sale price was to be $28 million cash subject to adjustments based on the final development plan for the site. The impact of this ruling on the agreement with Mattamy Development Corporation will be determined in the near future.

As has been previously advised, this unfavourable decision on the Company's application to rezone the Britannia site will have a material impact on the market value of this property and consequently the value of the Company. Over the next few months, the Company will consider its options regarding the future of the Britannia site.

6. **Confidentiality of Information**

This report is not being filed on a confidential basis.

7. **Omitted Information**

Not applicable.

8. **Senior Officer**

Inquiries in respect of the material change referred to herein may be made to:

Brian Jamieson
Chief Financial Officer
Jannock Properties Limited
2121 Britannia Road West
Unit 2
Streetsville, Ontario
L5M 2G6

Telephone: (905) 821-4464

9. **Statement of Senior Officer**

The information contained in this material change report accurately discloses the material change referred to herein.

DATED at Toronto, Ontario this 24th day of February, 2004.

"Brian Jamieson" (signed)

Brian Jamieson
Chief Financial Officer

Jannock Properties Limited

Press Release

February 20, 2004

Jannock Properties Limited reports OMB denies zoning appeal on Britannia site.

TORONTO, ONTARIO—Jannock Properties Limited has received a ruling from the Ontario Municipal Board (OMB) which denies its application to have the 221-acre Britannia Road property in Mississauga zoned for residential, office and institutional uses. The Company is considering its options relating to this ruling from the OMB. Details of the OMB ruling will be available shortly at the OMB's web-site at: http://www.omb.gov.on.ca/ The case number is: PL970870.

An agreement was made in 2002 to sell the Britannia site to Mattamy Development Corporation providing zoning on the site could be obtained for residential, office and institutional uses. The sale price was to be $28 million cash subject to adjustments based on the final development plan for the site. The impact of this ruling on the agreement with Mattamy Development Corporation will be determined in the near future.

As has been previously advised, this unfavourable decision on the Company's application to rezone the Britannia site will have a material impact on the market value of this property and consequently the value of the Company. Over the next few months, the Company will consider its options regarding the future of the Britannia site.

Jannock Properties Limited is headquartered in Mississauga, Ontario. The mandate for the Company is to sell its assets for the best price possible and to distribute the proceeds to its shareholders. Jannock Properties Limited's shares are listed as a unit on the TSX Ventures Exchange (trading symbol: JPL.UN) and each unit currently consists of a combination of one Class B common share and 150 Class A special shares.

Forward-looking statements contained in this news release involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences include local real estate markets, zoning applications, changes in interest rates and general economic conditions. In addition there are risk factors described from time to time in the reports and disclosure documents filed by Jannock Properties Limited with Canadian and U.S. securities regulatory agencies and commissions.

Contact Brian Jamieson
(905) 821-4464
bjamie@jannockproperties.com

ALTERNATIVE MONTHLY REPORT UNDER
NATIONAL INSTRUMENT 62-103

ALTERNATIVE REPORTER: Enterprise Capital Management Inc.

REPORTING ISSUER: Jannock Properties Ltd.

REPORT FOR END OF: January 2004

REPORT OF SECURITY SALES:

Enterprise Capital Management Inc. ("Enterprise") reports that as a result of transfers to effect redemptions of units of the institutional funds it manages, these funds disposed of 1,462,063 common shares of Jannock Properties Ltd. during the month of January. The aggregate number of common shares held by all client accounts and institutional funds managed by Enterprise (collectively, "client accounts") as at January 31, 2004 was 4,416,112 common shares, representing, based on Enterprise's understanding, approximately 12.4 % of all outstanding shares of that class. This change in holdings represents a decrease from the previously held common shares of approximately 4.5%.

BENEFICIAL OWNERSHIP, CONTROL OR DIRECTION:

Enterprise specifically disclaims any beneficial ownership of the reported securities, but as investment manager it maintains exclusive power to exercise investment control or direction over such securities for its client accounts as the beneficial owners.

PURPOSE OF THE SALES:

The shares were sold in the ordinary course of business and for investment purposes only. Enterprise client accounts may from time to time acquire additional shares, dispose of some or all of the existing shares or may continue to hold the shares.

RELIANCE ON EXEMPTION:

This report is being issued in pursuant to National Instrument 62-103 respecting early warning reporting. Enterprise is eligible to file reports under Part 4 of National Instruments 62-103. Enterprise does not presently intend to:

(a) make a formal take-over bid for any securities of Jannock Properties Ltd.; or

(b) propose a reorganization, amalgamation, merger, arrangement or similar business combination with Jannock Properties Ltd. which would result in Enterprise Capital Management Inc., either alone or together with any joint actors, possessing effective control over Jannock Properties Ltd. or a successor to all or a part of the business of Jannock Properties Ltd.

CONTACT PERSON:

For further information, contact:

David P.Smith
Telephone: (416)-955-4603

DATE AND SIGNATURE:

This report is dated January 31, 2004 and is signed by an authorized officer of the alternative reporter.

ENTERPRISE CAPITAL MANAGEMENT INC.

By: (signed) "David P. Smith"
David P. Smith

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF THE REPORT
Jannock Properties Limited	September 30, 2003	November 3, 2003

ISSUER ADDRESS
2155 Britannia Road West, Unit 2

CITY/PROVINCE/POSTAL CODE	ISSUE FAX NO.	ISSUER TELEPHONE NO.
Streetsville, Ontario, L5M 2G6	(905) 821-1853	(905) 821-4464

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Mr. Brian Jamieson	Chief Financial Officer and Secretary	(905) 821-4464

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
bjamie@jannockproperties.com	n/a

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

PRESIDENT AND DIRECTOR	PRINT FULL NAME	DATE SIGNED
"Mr. Ian Currie" (signed)	Mr. Ian Currie	November 3, 2003
CHIEF FINANCIAL OFFICER AND SECRETARY	PRINT FULL NAME	DATE SIGNED
"Mr. Brian Jamieson" (signed)	Mr. Brian Jamieson	November 3, 2003

SCHEDULE A: FINANCIAL STATEMENTS

The financial statements for the 3 months ended September 30, 2003 have been filed through the System for Electronic Document Analysis and Retrieval (SEDAR) under the category of filing "Continuous Disclosure" and filing type "Interim Financial Statements"

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs

The following is a breakdown of amounts presented in the interim financial statements for material expenses and material deferred costs for the nine-month period ended September 30, 2003:

a)	Deferred or expensed exploration	Not applicable
b)	Expensed research	Not applicable
c)	Deferred or expensed development	Not applicable
d)	Cost of sales	
	Expenditures on property development	$5,563,000
	Land costs	$3,760,000
	Development costs	$1,803,000
e)	Marketing expenses	Not applicable
f)	General and administrative expenses	
	Personnel costs	$742,000
	Directors fees	$71,000
	Professional fees	$254,000
	Office administration	$38,000

2. Related party transactions

None.

3. Summary of securities issued and options granted during the period

a) Summary of securities issued during the three month period ended September 30, 2003:

Nil.

b) Summary of options granted during the three month period ended September 30, 2003:

Nil.

4. Summary of securities as at the end of the reporting period

As at September 30, 2003:

a) the Corporation is authorized to issue an unlimited number of Class A Special Shares and an unlimited number of Class B Common Shares;

b) the Corporation has 5,701,109,120 Class A Special Shares issued and outstanding;

c) the Corporation has 35,631,932 Class B Common Shares issued and outstanding;

d) the Corporation has no options, warrants or convertible securities outstanding;

e) the Corporation has no shares subject to escrow or pooling agreements.

5. Directors and officers

As at the date hereof, the following persons are directors of the Corporation:

(i) J. Lorne Braithwaite;

(ii) Robert W. Korthals;

(iii) David P. Smith; and

(iv) Ian C.B. Currie.

As at the date hereof, the following persons hold the office noted below:

Ian C.B. Currie	Chairman of the Board
Ian C.B. Currie	President
Brian W. Jamieson	Chief Financial Officer and Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

The management discussion and analysis for the nine months ended September 30, 2003 has been filed through the System for Electronic Document Analysis and Retrieval (SEDAR) under the category of filing "Continuous Disclosure" and filing type "Interim MD&A".

Computershare

Investor Services

Computershare Trust Company of Canada
100 University Avenue
Toronto, Ontario
M5J 2Y1
Telephone 1-800-663-9097
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

November 4, 2003

To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilières du Québec
Saskatchewan Securities Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territories
Nunavut Legal Registry
TSX Venture Exchange

Dear Sirs:

Subject: Jannock Properties Limited

We confirm that the following English material was sent by pre-paid mail on November 3, 2003 to the registered unitholders of the subject Corporation:

1. Press Release/ Third Quarter Report ended September 30, 2003
2. Notice of Redemption

We also confirm that a copy of the above-mentioned material was mailed to all non-registered shareholders of the subject Corporation whose names appear on the Corporation's Supplemental Mailing List in compliance with current securities legislation requirements.

In compliance with regulations made under the Securities Act, we are providing this confirmation to you in our capacity as agent for the subject Corporation.

Yours truly,

(Signed)
Joann Ramcharan
Assistant Account Manager
Stock Transfer Services
(416) 263-9455
(416) 981-9800 Fax

c.c. Jannock Properties Limited

Jannock Properties Limited

INTERIM BALANCE SHEET

(in thousands of Canadian dollars)

	SEPTEMBER 2003 (unaudited)	DECEMBER 31 2002
ASSETS		
Land under development	**$ 6,696**	$ 11,572
Land held for development	**8,635**	7,128
Mortgage receivable in default (note 3)	**-**	5,115
Mortgages receivable (note 3)	**1,611**	224
Future income taxes	**6,109**	5,683
Other assets	**91**	2
Cash and cash equivalents	**3,806**	22
Restricted cash held in trust	**1,038**	1,014
	$ 27,986	$ 30,760
LIABILITIES		
Bank loan	**-**	2,180
Accounts payable and accrued liabilities (note 4)	**1,592**	1,953
Income taxes payable	**186**	175
Deposits on land sales	**1,569**	1,028
	$ 3,347	$ 5,336
SHAREHOLDERS' EQUITY		
Capital stock (note 6)	**$ 56,964**	$ 56,964
Contributed surplus	**6,868**	6,868
Deficit	**(39,193)**	(38,408)
	$ 24,639	$ 25,424
	$ 27,986	$ 30,760

INTERIM STATEMENT OF OPERATIONS AND DEFICIT

(in thousands of Canadian dollars, except per share amounts)

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30	
	2003	2002	**2003**	2002
	(unaudited)	(unaudited)	**(unaudited)**	(unaudited)
Land sales (note 2)	**$ 5,435**	$ -	**$ 5,442**	$ 6,592
Cost of sales	**$ 4,746**	52	**$ 4,746**	4,050
Provisions for loss in value		-	**817**	352
Gross profit/(loss)	**689**	(52)	**(121)**	2,190
Interest and other income	**8**	11	**28**	317
General and administrative costs	**(147)**	(279)	**(1,105)**	(1,003)
Income/(loss) before income taxes	**550**	(320)	**(1,198)**	1,504
Income taxes provided/(recovered) (note 5) - current	**4**	5	**14**	16
- future	**205**	(115)	**(427)**	(37)
Net earnings/(loss) for the period	**$ 341**	$ (210)	**$ (785)**	$ 1,525
Deficit - Beginning of period	**$ (39,534)**	$ (37,320)	**$(38,408)**	$(39,055)
Deficit - End of period	**$ (39,193)**	$ (37,530)	**$(39,193)**	$(37,530)
Net earnings/(loss) per share	**$ 0.01**	$ (0.01)	**$ (0.02)**	$ 0.04

INTERIM STATEMENT OF CASH FLOWS

(in thousands of Canadian dollars)

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30	
	2003	2002	**2003**	2002
	(unaudited)	(unaudited)	**(unaudited)**	(unaudited)
CASH PROVIDED BY (USED IN)				
OPERATING ACTIVITIES				
Cash receipts				
Receipts on sales of land	**$ 3,893**	$ -	**$ 3,900**	$ 6,592
Collection of mortgages receivable	**$ 4,869**		**$ 4,869**	
Interest and other income received	**8**	18	**28**	326
Deposits received on land sales	**8**	-	**697**	1,000
Cash payments				
Real estate commissions	**(174)**		**(174)**	
Expenditures on land development	**(72)**	(1,212)	**(2,270)**	(3,080)
Income taxes paid/(refunded)	**(2)**	2	**(15)**	58
Payments of general and administrative and other	**(330)**	(231)	**(923)**	(1,106)
Interest paid	**(48)**		**(124)**	
	8,152	(1,423)	**5,988**	3,790
INVESTING ACTIVITIES				
Restricted cash held in trust	**(9)**	(7)	**(24)**	(1,009)
	(9)	(7)	**(24)**	(1,009)
FINANCING ACTIVITIES				
Bank loan	**(4,435)**		**(2,180)**	
Redemption of Class A Special shares		-		(5,345)
	(4,435)	-	**(2,180)**	(5,345)
INCREASE IN CASH AND CASH EQUIVALENTS	**3,708**	(1,430)	**3,784**	(2,564)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	**$ 98**	$ 1,430	**$ 22**	$ 2,564
CASH AND CASH EQUIVALENTS - END OF PERIOD	**$ 3,806**	$ -	**$ 3,806**	$ -

NOTES TO INTERIM FINANCIAL STATEMENTS
(In thousands of dollars, unaudited)

1. *Summary of significant accounting policies*

These interim unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements in Canada. The disclosures contained in these unaudited interim financial statements do not include all disclosures required for annual financial statements. They have been prepared using the same accounting policies as set out in Note 2 to the financial statements for the year ended December 31, 2002 and should be read in conjunction with those financial statements.

2. Land sales

The Company's accounting policy is to not record land sales until all material conditions have been fulfilled and the Company has received cash deposits of at least 15% of the purchase price. Land sales are reported net of the imputed discount arising from interest free periods granted on mortgages receivable.

The nature of land development does not allow for a consistent year-to-year or period-to-period volume of land sales and the results are not therefore an indication of sales that may be experienced in the rest of the year. The revenue is generated by specific projects as the marketplace dictates and buyers become available.

During the period ended September 30, 2003 there were land sales of $3,450, $1,512, $261 and $210 to four purchasers (September 30, 2002 included land sales of $6,200 and $390 to two purchasers).

3. Mortgages receivable

An outstanding mortgage receivable, which had been in default, was collected after the site securing the mortgage was sold in the Third Quarter of 2003.

At September 30, 2003, there are mortgages of $4,715 (December 31, 2002 - $80) under agreements for sale for which deposits received are less than 15% and accordingly, the sales and receivables have not been recognized in these financial statements. Land under development includes the land costs relating to these transactions.

4. Accounts payable and accrued liabilities

An amount of $1,174 is included for costs that are expected to be incurred on land that has been sold (December 31, 2002 - $1,383).

5. Income taxes

The following table reconciles income taxes calculated at the current Canadian federal and provincial tax rates with the Company's income tax expense.

	Nine months ended	
	September 30, 2003	September 30, 2002
Earnings/(loss) before income taxes	$(1,198)	$1,504
Expected income taxes/(recovery)	$ (438)	$ 581
Large corporations tax and other	25	16
Effect of changes in rates	-	(618)
Total	$ (413)	$(21)

6. Capital Stock

The Company's capital stock consists of Class A special shares and Class B common shares. The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit (JPL.UN). Accordingly, the Company's earnings per share has been calculated using the number of Class B common shares outstanding of 35,631,932.

7. Commitments

At September 30, 2003, the Company had provided municipalities with letters of credit amounting to $1,770 (December 31, 2002 - $1,917) in support of its obligations to complete servicing requirements in connection with the development of its properties.

MANAGEMENT DISCUSSION AND ANALYSIS OF OPERATIONS
NINE MONTHS ENDED SEPTEMBER 30, 2003

This document should be read in conjunction with the interim unaudited financial statements, which follow the same accounting policies as set out in note 2 to the financial statements for the year ended December 31, 2002.

Results of Operations – Third Quarter 2003 versus Third Quarter 2002
Land sales in the Third Quarter this year consisted of $3,450,000 for a 73-acre industrial site in Burlington, $1,512,000 for a parcel of land at the Cooksville site and $261,000 and $210,000 respectively for two parcels of industrial land at the King Forest site in Burlington. Last year, there were no land sales for the quarter.
Gross profits on land sales for this quarter were $689,000 compared with gross losses of $52,000 in the same period last year. The profits this year were earned on the sales of the Cooksville and King Forest sites as the Company had previously provided for a loss on the sale of the 73-acre Burlington South property.
General and administrative expenses this quarter amounted to $147,000 compared to $279,000 for the same period last year. The decrease reflects the cost reduction measures that were taken earlier this year.

Results of Operations – Nine Months 2003 versus Nine Months 2002
Revenue for the nine months this year mainly consisted of $3,450,000 for a 73-acre industrial site in Burlington, $1,512,000 for a parcel of land at the Cooksville site and $261,000 and $210,000 for two parcels of industrial land at the King Forest site in Burlington. Last year, land sales for the nine months were $6,592,000 and included $390,000 for the sale of the Gloucester Drive property and $6,200,000 from the sale of an 11-acre parcel at the McFarren site.
Gross losses on land sales for the nine months were $121,000 compared with gross profits of $2,190,000 in the same period last year. The losses this year were mainly due to the provisions of $817,000 that were recorded in the Second Quarter to reduce the carrying values of some properties and an outstanding mortgage receivable that was in default. Last year's gross profits were primarily related to the sale of the McFarren parcel of land.
Interest and other income of $28,000 for the nine months this year is significantly lower than in 2002, which included a deposit of $250,000 that was forfeited by a buyer on an uncompleted sale of one of the Burlington sites.
General and administrative expenses for the nine months amounted to $1,105,000 compared with $1,003,000 for the same period last year. Included in the expenses for this year is a provision in the Second Quarter of $375,000 for termination payments to be made to the former President, Mitchell Fasken, as a result of his employment agreement being concluded at June 30, 2003.

Outstanding Sales Agreements
At September 30, 2003, two completed sales agreements valued at $5.3 million have not been recorded because the deposits received are less than the 15% of the purchase price required to recognize land sales under the Company's accounting policy. One of the agreements for the sale of a 9-acre block at the Cooksville site will provide revenues of approximately $5.2 million and gross profits of approximately $2.1 million when it is recorded. Land under development includes the land costs relating to these transactions.
In addition conditional sale agreements totalling $31.6 million were in place for the sale of four other parcels of land.
- $28 million cash for the 221-acre Britannia Road property in Mississauga,
- $2.7 million for two Milton properties. A previously announced conditional sale of the third Milton property will not be completed.
- $0.9 million for a block of industrial land at the King Forest site in Burlington.

Closing of these conditional sales cannot occur until all of the conditions that apply to both the vendor and the buyers have been met so that there can be no assurance that they will close or that sales values will be realized.
Currently the properties, which have not been sold under conditional sales agreements, consist of approximately 33-acres of saleable, land in Burlington and 48-acres of residential land in Milton. Efforts are continuing to find buyers for these properties.

Britannia 222-acre site
An agreement was made in 2002 to sell the 221-acre Britannia Road property in Mississauga to Mattamy Development Corporation providing zoning on the site can be obtained for a mixture of residential, office and institutional uses. The sale price is $28 million cash subject to adjustments based on the final development plan for the site. A deposit of $1 million was received for this transaction and is being held in trust. The expiry date of this agreement has been extended awaiting the decision on the zoning for the site.

The Ontario Municipal Board hearing to adjudicate upon the land use proposals for this site commenced in September 2002 and ended in March 2003. The Company has not yet received the ruling by the board. An unfavourable decision on the Company's application to rezone the Britannia site to a mixture of residential and other uses will have a material impact on the value of this property and consequently the value of the Company. The City of Mississauga is vigorously opposing the Company's application to rezone this site.

Jancor Companies, Inc

The Company sold its equity interests in Jancor Companies, Inc. (Jancor), a US manufacturer of residential vinyl siding, windows and, outdoor furniture, in 2001. After the sale, the Company no longer has any investment in Jancor or any influence over the business. Under the terms of the sale, the Company received the right to 25% of any net proceeds to the current equity holders if and when they decide to sell their interest in Jancor. The Company does not have any carrying value on its balance sheet as it made a provision in 2000 to fully write down its investment to reflect plant closures and a decline in value that was other than temporary.

The Company has received unaudited financial information for Jancor, which shows that revenues and earnings before interest, taxes, depreciation and amortization (EBITDA) for the nine months of 2003 were slightly ahead of last year. Gains from higher sales volumes during the period and improved pricing have been largely offset by increased resin costs. Management has advised that EBITDA for 2003 is expected to be similar to the approximately US$25 million which was achieved in each of the previous two years

At the end of 2002 the ongoing debt obligations of Jancor were US$52 million and currently are approximately US$40 million based on unaudited financial information. This indicates that Jancor may produce some value for the Company in the future providing cash flows are maintained. The business faces considerable uncertainties in the future from the impact of increased oil prices on the cost of resin and the depressed level of activity in the US markets. The owners have indicated that they have no intention of seeking a buyer for Jancor in the near future. It is therefore not possible to predict either the timing or the amount of proceeds, if any, that Jannock Properties may receive in the future.

The extent to which any of the income tax losses associated with the sale of the equity interest in Jancor can be used to shelter future earnings for Jannock Properties is uncertain and accordingly the benefit relating to these losses has not been reflected as an asset on the balance sheet of Jannock Properties.

Cash Flows - – Third Quarter 2003 versus Third Quarter 2002

Cash inflows from operating activities during the Third Quarter of 2003 amounted to $8,152,000 compared to outflows of $1,423,000 for the same period last year. Cash receipts for the Third Quarter of 2003 were $8,778,000 and included $3,893,000 in proceeds from property sales and $4,869,000 from the sale of the property that secured an outstanding mortgage receivable that was in default. Last year's Third Quarter cash receipts were $18,000. Cash payments in the Third Quarter of 2003 were $626,000 compared with $1,441,000 for the same period last year. The higher spending last year was mainly due to spending associated with the Ontario Municipal Board hearing on the Britannia site.

Cash outflows for financing activities in the Third Quarter of 2003 consisted of the repayment of bank loans of $4,435,000. There were no cash flows for financing activities in the Third Quarter of 2002.

Cash Flows - – Nine Months 2003 versus Nine Months 2002

Cash inflows from operating activities during the Nine Months ended September 30, 2003 amounted to $5,988,000 compared to inflows of $3,790,000 for the same period last year. Cash receipts this year were $9,494,000 compared with $7,918,000 for last year, with the proceeds from mortgage receivables more than offsetting lower property sales. Cash payments of $3,506,000 were $622,000 less than last year mainly due to lower spending associated with the Ontario Municipal Board hearing on the Britannia site.

Cash outflows for the Nine Months ended September 30, 2003 for financing activities consisted of the repayment of bank loans of $2,180,000. The cash distribution to shareholders of $5,345,000 was the only item for the comparable period in 2002.

Financial Position

Total assets at September 30, 2003 were $27,986,000 compared with $30,760,000 at December 31, 2002. Land under development decreased by $4,876,000 mainly due to property sales. Land held for development increased by $1,507,000 mainly because of the capitalization of expenditures related to the Ontario Municipal Board hearing on the future of the Britannia site. Mortgage receivables in default decreased by $5,115,000 due to the receipt of proceeds from the sale of the property securing the mortgage receivable. Mortgage receivables increased by $1,387,000 relating to sales in the Third Quarter at the Cooksville and King Forest sites.

Liabilities at September 30, 2003 were $3,347,000 compared with $5,336,000 at December 31, 2002 mainly due to a reduction of $2,180,000 in bank loans.

At September 30, 2003, total vendor take-back mortgages that are held by the Company amounted to $6,326,000 (December 31, 2002 - $5,419,000) and consisted of:

a) $1,611,000 (December 31, 2002 - $5,339,000) that are carried as receivables on the balance sheet. The reduction primarily relates to the proceeds received for the mortgage receivable in default.
b) $4,715,000 (December 31, 2002 - $80,000) that are not carried as receivables on the Company's balance sheet, relating to sales agreements where the deposits received to date are less than 15%. The increase of $4,635,000 is for vendor mortgages relating to the sale of a 9-acre apartment block at Cooksville. These mortgages have various due dates until late 2005.

Organizational Changes
In the Second Quarter of 2003 the Company made a number of changes to substantially reduce its ongoing administrative costs.

a) The employment agreements with the Company's two full-time employees, which included the former President Mitchell Fasken, were concluded with future services of both former employees being provided to the Company on a part-time contractual basis when needed. The $399,000 cost of terminating the employment arrangements of the two employees in accordance with their employment agreements was recorded in the Second Quarter. Mr. Fasken is also entitled to receive incentive payments on the completion of property sales, which were subject to conditional sale agreements at June 30, 2003.
b) Effective July 1, 2003 the annual fees paid to each member of the Board of Directors was reduced by $6,000 per year and the fee paid to the Chairman (and now President) was reduced by $10,000 per year.

Capital Reorganization
In 2002, the Company's capital was reorganized by a Special Resolution of the shareholders amending the articles of the Company. Under the reorganization, each common shareholder received 175 Class A Special shares and one Class B common share in exchange for a common share. The Class A special shares are redeemable on a pro rata basis for $0.01 per share, are non-voting and are not entitled to dividends. The Class B common shares are voting and are not redeemable. In 2002, the Company purchased six common shares, held by a shareholder who had dissented to the reorganization. The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit.
Accordingly, the Company's earnings per share have been calculated using the number of Class B common shares outstanding of 35,631,932.

Distributions
No distributions have been made to shareholders in the nine months to September 30, 2003. In 2002, the Company distributed $5,345,000, equivalent to fifteen cents per share, to shareholders. Receipts from future land sales and from outstanding mortgage receivables will determine the timing and amount of future distributions.

Subsequent Events
The Board of Directors has approved a cash distribution equivalent to $0.10 per Unit on November 28, 2003 to the unit holders of record as at the close of business on November 12, 2003. This will be achieved through the redemption of 10 of the 160 Class A Special shares that are currently included in each Unit at a redemption price of $0.01 per share. Following this redemption each Unit will then consist of 150 Class A Special shares and one Class B Special share

Jannock Properties Limited

Press Release

October 28, 2003

Jannock Properties Limited reports September 30, 2003 results and $0.10 distribution to shareholders.

TORONTO, ONTARIO—Jannock Properties Limited today reported net earnings of $341,000 ($0.01 per share) for the Third Quarter of 2003 compared with a loss of $210,000 ($0.01 per share) for the same period in 2002. The improvement this year was primarily due to gains on some real estate sales and to a reduced level of administrative costs.
For the nine months to September 30, 2003 net losses were $785,000 ($0.02 per share) compared with income of $1,525,000 ($0.04 per share) for the same period last year.
The Board of Directors has approved a cash distribution equivalent to $0.10 per share to be paid to shareholders on November 28, 2003.

Real Estate
Sales in the Third Quarter consisted of $3,450,000 for the 73-acre Burlington South site, $1,512,000 for a parcel of land at the Cooksville site and $471,000 for two parcels of industrial land at the King Forest site. In addition the site that secured a defaulted mortgage receivable was sold for cash of $4,900,000. Total cash proceeds from these transactions were $8,762,000.
Currently the Company has completed sales agreements for a total of $5.3 million that have not been recorded as the deposits received to date are less than 15%.
Conditional agreements are also in place for the sale of another four parcels of land for a total of approximately $32 million, which includes $28 million cash for the 221-acre Britannia Road property in Mississauga. Closing of these conditional sales cannot occur until all of the conditions that apply to both the vendor and the buyers have been met and accordingly there can be no assurance that they will close or that sales values will be realized.
The properties, which have not been sold under conditional sales agreements, consist of approximately 33-acres of saleable land in Burlington and 48-acres of residential land in Milton. Efforts are continuing to find buyers for these properties.

Britannia 222-acre site
An agreement was made in 2002 to sell the 221-acre Britannia Road property in Mississauga to Mattamy Development Corporation providing zoning on the site can be obtained for a mixture of residential, office and institutional uses. The sale price is $28 million cash subject to adjustments based on the final development plan for the site. A deposit of $1 million was received for this transaction and is being held in trust. The expiry date on this agreement has been extended awaiting the decision on the zoning for the site.
The Ontario Municipal Board hearing to adjudicate upon the land use proposals for this site commenced in September 2002 and ended in March 2003. The Company has not yet received the ruling by the board.
An unfavourable decision on the Company's application to rezone the Britannia site to a mixture of residential and other uses will have a material impact on the value of this property and consequently the value of the Company. The City of Mississauga is vigorously opposing the Company's application to rezone this site.

Cash Flows from (used in) Operations

Cash generated by operating activities in the Third Quarter of this year amounted to $8,152,000 and consisted of cash receipts of $8,778,000 less expenditures of $626,000. In the Third Quarter of 2002, cash used by operating activities was $1,423,000 and consisted of total receipts of $18,000 less expenditures of $1,441,000. The higher receipts in 2003 related to property sales and the recovery against a mortgage receivable that had been in default. Total expenditures were higher in 2002 due to the spending on the Ontario Municipal Board hearing for the Britannia site.

Jancor Companies, Inc.

Operating results in the Third Quarter continued to be slightly ahead of last year with the gains from higher sales volumes being largely offset by increased resin costs. Management has advised that operating earnings for 2003 are expected to be about the same level as in 2002 and 2001. Ongoing debt obligations have been reduced by approximately US$10 million since the beginning of 2003.

Corporate Items

The Board of Directors has approved a cash distribution equivalent to $0.10 per Unit on November 28, 2003 to the unit holders of record as at the close of business on November 12, 2003. This will be achieved through the redemption of 10 of the 160 Class A Special shares that are currently included in each Unit at a redemption price of $0.01 per share. Following this redemption each Unit will then consist of 150 Class A Special shares and one Class B Special share

The mandate for the Company is to dispose of its assets in a manner that maximizes value and distributes the net proceeds realized from those assets to shareholders in a timely fashion.

The Company's common shares are listed on the TSX Venture Exchange (trading symbol: JPL.UN).

Forward-looking statements contained in this news release involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences include local real estate markets, zoning applications, changes in interest rates and general economic conditions. In addition there are risk factors described from time to time in the reports and disclosure documents filed by Jannock Properties Limited with Canadian and U.S. securities regulatory agencies and commissions.

Contact Brian Jamieson
(905) 821-4464
bjamie@jannockproperties.com

INTERIM BALANCE SHEET

(in thousands of Canadian dollars)

	SEPTEMBER 2003 (unaudited)	DECEMBER 31 2002
ASSETS		
Land under development	**$ 6,696**	$ 11,572
Land held for development	**8,635**	7,128
Mortgage receivable in default (note 3)	**-**	5,115
Mortgages receivable (note 3)	**1,611**	224
Future income taxes	**6,109**	5,683
Other assets	**91**	2
Cash and cash equivalents	**3,806**	22
Restricted cash held in trust	**1,038**	1,014
	$ 27,986	$ 30,760
LIABILITIES		
Bank loan	**-**	2,180
Accounts payable and accrued liabilities (note 4)	**1,592**	1,953
Income taxes payable	**186**	175
Deposits on land sales	**1,569**	1,028
	$ 3,347	$ 5,336
SHAREHOLDERS' EQUITY		
Capital stock (note 6)	**$ 56,964**	$ 56,964
Contributed surplus	**6,868**	6,868
Deficit	**(39,193)**	(38,408)
	$ 24,639	$ 25,424
	$ 27,986	$ 30,760

INTERIM STATEMENT OF OPERATIONS AND DEFICIT

(in thousands of Canadian dollars, except per share amounts)

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30	
	2003	2002	**2003**	2002
	(unaudited)	(unaudited)	**(unaudited)**	(unaudited)
Land sales (note 2)	**$ 5,435**	$ -	**$ 5,442**	$ 6,592
Cost of sales	**$ 4,746**	52	**$ 4,746**	4,050
Provisions for loss in value		-	**817**	352
Gross profit/(loss)	**689**	(52)	**(121)**	2,190
Interest and other income	**8**	11	**28**	317
General and administrative costs	**(147)**	(279)	**(1,105)**	(1,003)
Income/(loss) before income taxes	**550**	(320)	**(1,198)**	1,504
Income taxes provided/(recovered) (note 5) - current	**4**	5	**14**	16
- future	**205**	(115)	**(427)**	(37)
Net earnings/(loss) for the period	**$ 341**	$ (210)	**$ (785)**	$ 1,525
Deficit - Beginning of period	**$ (39,534)**	$ (37,320)	**$(38,408)**	$(39,055)
Deficit - End of period	**$ (39,193)**	$ (37,530)	**$(39,193)**	$(37,530)
Net earnings/(loss) per share	**$ 0.01**	$ (0.01)	**$ (0.02)**	$ 0.04

INTERIM STATEMENT OF CASH FLOWS

(in thousands of Canadian dollars)

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30	
	2003	2002	**2003**	2002
	(unaudited)	(unaudited)	**(unaudited)**	(unaudited)
CASH PROVIDED BY (USED IN)				
OPERATING ACTIVITIES				
Cash receipts				
Receipts on sales of land	**$ 3,893**	$ -	**$ 3,900**	$ 6,592
Collection of mortgages receivable	**$ 4,869**		**$ 4,869**	
Interest and other income received	**8**	18	**28**	326
Deposits received on land sales	**8**	-	**697**	1,000
Cash payments				
Real estate commissions	**(174)**		**(174)**	
Expenditures on land development	**(72)**	(1,212)	**(2,270)**	(3,080)
Income taxes paid/(refunded)	**(2)**	2	**(15)**	58
Payments of general andadministrative and other	**(330)**	(231)	**(923)**	(1,106)
Interest paid	**(48)**		**(124)**	
	8,152	(1,423)	**5,988**	3,790
INVESTING ACTIVITIES				
Restricted cash held in trust	**(9)**	(7)	**(24)**	(1,009)
	(9)	(7)	**(24)**	(1,009)
FINANCING ACTIVITIES				
Bank loan	**(4,435)**		**(2,180)**	
Redemption of Class A Special shares		-		(5,345)
	(4,435)	-	**(2,180)**	(5,345)
INCREASE IN CASH AND CASH EQUIVALENTS	**3,708**	(1,430)	**3,784**	(2,564)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	**$ 98**	$ 1,430	**$ 22**	$ 2,564
CASH AND CASH EQUIVALENTS - END OF PERIOD	**$ 3,806**	$ -	**$ 3,806**	$ -

NOTES TO INTERIM FINANCIAL STATEMENTS
(In thousands of dollars, unaudited)

1. Summary of significant accounting policies

These interim unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements in Canada. The disclosures contained in these unaudited interim financial statements do not include all disclosures required for annual financial statements. They have been prepared using the same accounting policies as set out in Note 2 to the financial statements for the year ended December 31, 2002 and should be read in conjunction with those financial statements.

2. Land sales

The Company's accounting policy is to not record land sales until all material conditions have been fulfilled and the Company has received cash deposits of at least 15% of the purchase price. Land sales are reported net of the imputed discount arising from interest free periods granted on mortgages receivable.

The nature of land development does not allow for a consistent year-to-year or period-to-period volume of land sales and the results are not therefore an indication of sales that may be experienced in the rest of the year. The revenue is generated by specific projects as the marketplace dictates and buyers become available.

During the period ended September 30, 2003 there were land sales of $3,450, $1,512, $261 and $210 to four purchasers (September 30, 2002 included land sales of $6,200 and $390 to two purchasers).

3. Mortgages receivable

An outstanding mortgage receivable, which had been in default, was collected after the site securing the mortgage was sold in the Third Quarter of 2003.

At September 30, 2003, there are mortgages of $4,715 (December 31, 2002 - $80) under agreements for sale for which deposits received are less than 15% and accordingly, the sales and receivables have not been recognized in these financial statements. Land under development includes the land costs relating to these transactions.

4. Accounts payable and accrued liabilities

An amount of $1,174 is included for costs that are expected to be incurred on land that has been sold (December 31, 2002 - $1,383).

5. Income taxes

The following table reconciles income taxes calculated at the current Canadian federal and provincial tax rates with the Company's income tax expense.

	Nine months ended	
	September 30, 2003	September 30, 2002
Earnings/(loss) before income taxes	$(1,198)	$1,504
Expected income taxes/(recovery)	$ (438)	$ 581
Large corporations tax and other	25	16
Effect of changes in rates	-	(618)
Total	$ (413)	$(21)

6. Capital Stock

The Company's capital stock consists of Class A special shares and Class B common shares. The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit (JPL.UN). Accordingly, the Company's earnings per share has been calculated using the number of Class B common shares outstanding of 35,631,932.

7. Commitments

At September 30, 2003, the Company had provided municipalities with letters of credit amounting to $1,770 (December 31, 2002 - $1,917) in support of its obligations to complete servicing requirements in connection with the development of its properties.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF THE REPORT
Jannock Properties Limited	June 30, 2003	August 18, 2003

ISSUER ADDRESS
2155 Britannia Road West, Unit 2

CITY/PROVINCE/POSTAL CODE	ISSUE FAX NO.	ISSUER TELEPHONE NO.
Streetsville, Ontario, L5M 2G6	(905) 821-1853	(905) 821-4464

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Mr. Brian Jamieson	Chief Financial Officer and Secretary	(905) 821-4464

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
bjamie@jannockproperties.com	n/a

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

CHAIRMAN, PRESIDENT AND DIRECTOR	PRINT FULL NAME	DATE SIGNED
"Ian Currie" (signed)	Mr. Ian Currie	August 19, 2003
CHIEF FINANCIAL OFFICER AND SECRETARY	PRINT FULL NAME	DATE SIGNED
"Brian Jamieson" (signed)	Mr. Brian Jamieson	August 19, 2003

SCHEDULE A: FINANCIAL STATEMENTS

The financial statements for the 6 months ended June 30, 2003 have been filed through the System for Electronic Document Analysis and Retrieval (SEDAR) under the category of filing "Continuous Disclosure" and filing type "Interim Financial Statements"

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. *Analysis of expenses and deferred costs*

The following is a breakdown of amounts presented in the interim financial statements for material expenses and material deferred costs for the six month period ended June 30, 2003:

a)	Deferred or expensed exploration	Not applicable
b)	Expensed research	Not applicable
c)	Deferred or expensed development	Not applicable
d)	Cost of sales	
	Expenditures on property development	Nil
	Land costs	Nil
	Development costs	$817,000
e)	Marketing expenses	Not applicable
f)	General and administrative expenses	
	Personnel costs	$687,000
	Directors fees	$58,000
	Professional fees	$185,000
	Office administration	$28,000

2. *Related party transactions*

None.

3. *Summary of securities issued and options granted during the period*

a) Summary of securities issued during the three month period ended June 30, 2003:

Nil.

b) Summary of options granted during the three month period ended June 30, 2003:

Nil.

4. Summary of securities as at the end of the reporting period

As at June 30, 2003:

a) the Corporation is authorized to issue an unlimited number of Class A Special Shares and an unlimited number of Class B Common Shares;

b) the Corporation has 5,701,109,120 Class A Special Shares issued and outstanding;

c) the Corporation has 35,631,932 Class B Common Shares issued and outstanding;

d) the Corporation has no options, warrants or convertible securities outstanding;

e) the Corporation has no shares subject to escrow or pooling agreements.

5. Directors and officers

As at the date hereof, the following persons are directors of the Corporation:

(i) J. Lorne Braithwaite;

(ii) Robert W. Korthals;

(iii) David P. Smith; and

(iv) Ian C.B. Currie.

As at the date hereof, the following persons hold the office noted below:

Ian C.B. Currie	Chairman of the Board
Ian C. B. Currie	President
Brian W. Jamieson	Chief Financial Officer and Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

The management discussion and analysis for the 6 months ended June 30, 2003 has been filed through the System for Electronic Document Analysis and Retrieval (SEDAR) under the category of filing "Continuous Disclosure" and filing type "Interim MD&A".

Computershare

Investor Services

Computershare Trust Company of Canada
100 University Avenue
Toronto, Ontario
M5J 2Y1
Telephone 1-800-663-9097
www.computershare.com

Canada
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August 25, 2003

To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilières du Québec
Saskatchewan Securities Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territories
Nunavut Legal Registry
TSX Venture Exchange

Dear Sirs:

Subject: **Jannock Properties Limited**

We confirm that the following English material was sent by pre-paid mail on August 22, 2003 to the registered unitholders of the subject Corporation:

1. Press Release/Second Quarter Report ended June 30, 2003

We also confirm that a copy of the above was mailed to all non-registered shareholders of the subject Corporation whose names appear on the Corporation's Supplemental Mailing List in compliance with current securities legislation requirements.

In compliance with regulations made under the Securities Act, we are providing this confirmation to you in our capacity as agent for the subject Corporation.

Yours truly,

(Signed)
Ana Olimpio
Assistant Account Manager
Stock Transfer Services
Tel: (416) 263-9552
Fax: (416) 981-9800

c.c. Jannock Properties Limited

Jannock Properties Limited

BALANCE SHEET

(in thousands of Canadian dollars)

	JUNE 30 2003 (unaudited)	DECEMBER 31 2002
ASSETS		
Land under development	**$ 11,337**	$ 11,572
Land held for development	**8,381**	7,128
Mortgage receivable in default (note 3)	**4,945**	5,115
Mortgages receivable (note 3)	**224**	224
Future income taxes	**6,315**	5,683
Other assets	**68**	2
Cash	**98**	22
Restricted cash held in trust	**1,030**	1,014
	$ 32,398	$ 30,760
LIABILITIES		
Bank loan	**4,435**	2,180
Accounts payable and accrued liabilities (note 4)	**1,762**	1,953
Income taxes payable	**186**	175
Deposits on land sales	**1,717**	1,028
	$ 8,100	$ 5,336
SHAREHOLDERS' EQUITY		
Capital stock (note 6)	**$ 56,964**	$ 56,964
Contributed surplus	**6,868**	6,868
Deficit	**(39,534)**	(38,408)
	$ 24,298	$ 25,424
	$ 32,398	$ 30,760

STATEMENT OF OPERATIONS AND DEFICIT

(in thousands of Canadian dollars, except per share amounts)

		THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30	
		2003	2002	**2003**	2002
		(unaudited)	(unaudited)	**(unaudited)**	(unaudited)
Land sales (note 2)		**$ -**	$ 390	**$ 7**	$ 6,592
Cost of sales			372		3,998
Provisions for loss in value		**817**	-	**817**	352
Gross profit/(loss)		**(817)**	18	**(810)**	2,242
Interest and other income		**13**	31	**20**	306
General and administrative costs		**(707)**	(340)	**(958)**	(724)
Income/(loss) before income taxes		**(1,511)**	(291)	**(1,748)**	1,824
Income taxes provided/(recovered) (note 5)	- current	**6**	5	**10**	11
	- future	**(549)**	(608)	**(632)**	78
Net earnings/(loss) for the period		**$ (968)**	$ 312	**$ (1,126)**	$ 1,735
Deficit - Beginning of period		**$(38,566)**	$(37,632)	**$(38,408)**	$(39,055)
Deficit - End of period		**$(39,534)**	$(37,320)	**$(39,534)**	$(37,320)
Net earnings/(loss) per share		**$ (0.03)**	$ 0.01	**$ (0.03)**	$ 0.05

STATEMENT OF CASH FLOWS

(in thousands of Canadian dollars)

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30	
	2003 (unaudited)	2002 (unaudited)	**2003 (unaudited)**	2002 (unaudited)
CASH PROVIDED BY (USED IN)				
OPERATING ACTIVITIES				
Cash receipts				
Receipts on sales of land	**$ -**	$ 390	**$ 7**	$ 6,592
Interest and other income received	**13**	37	**20**	308
Deposits received on land sale	**682**	1,000	**689**	1,000
Cash payments				
Expenditures on land development	**(1,358)**	(671)	**(2,198)**	(1,868)
Income taxes paid/(refunded)	**(20)**	(11)	**(13)**	56
Payments of general and administrative and other	**(323)**	(366)	**(593)**	(875)
Interest paid	**(51)**		**(76)**	
	(1,057)	379	**(2,164)**	5,213
INVESTING ACTIVITIES				
Restricted cash held in trust	**(8)**	(1,002)	**(15)**	(1,002)
	(8)	(1,002)	**(15)**	(1,002)
FINANCING ACTIVITIES				
Bank loan	**1,050**		**2,255**	
Redemption of Class A Special shares		(5,345)		(5,345)
	1,050	(5,345)	**2,255**	(5,345)
INCREASE IN CASH	**(15)**	(5,968)	**76**	(1,134)
CASH BEGINNING OF PERIOD	**$ 113**	$ 7,398	**$ 22**	$ 2,564
CASH END OF PERIOD	**$ 98**	$ 1,430	**$ 98**	$ 1,430

NOTES TO INTERIM FINANCIAL STATEMENTS

(In thousands of dollars, unaudited)

1. Summary of significant accounting policies

These interim unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements in Canada. The disclosures contained in these unaudited interim financial statements do not include all disclosures required for annual financial statements. They have been prepared using the same accounting policies as set out in Note 2 to the financial statements for the year ended December 31, 2002 and should be read in conjunction with those financial statements.

2. Land sales

The Company's accounting policy is to not record land sales until all material conditions have been fulfilled and the Company has received cash deposits of at least 15% of the purchase price.

The nature of land development does not allow for a consistent year-to-year or period-to-period volume of land sales and the results are not therefore an indication of sales that may be experienced in the rest of the year. The revenue is generated by specific projects as the marketplace dictates and buyers become available.

During the period ended June 30, 2003 there were no land sales (June 30, 2002 included land sales of $6,200 and $390 to two purchasers).

3. Mortgages receivable

A conditional agreement has been made for the sale of the site that secures an outstanding mortgage receivable which has been in default after the original purchaser failed to make payment on the due date. A provision of $170 was recorded in the Second Quarter to cover the net shortfall on the mortgage receivable.

At June 30, 2003, there are mortgages of $6,337 (December 31, 2002 - $80) under agreements for sale for which deposits received are less than 15% and accordingly, the sales and receivables have not been recognized in these financial statements. Land under development includes the land costs relating to these transactions.

4. Accounts payable and accrued liabilities

An amount of $1,067 is included for costs expected to be incurred on land that has been sold (December 31, 2002 - $1,383).

5. Income taxes

The following table reconciles income taxes calculated at the current Canadian federal and provincial tax rates with the Company's income tax expense.

	Six months ended	
	June 30, 2003	June 30, 2002
Earnings/(loss) before income taxes	$(1,748)	$1,824
Expected income taxes/(recovery)	$ (640)	$ 704
Large corporations tax and other	18	11
Effect of changes in rates	-	(626)
Total	$ (622)	$ 89

6. Capital Stock

The Company's capital stock consists of Class A special shares and Class B common shares. The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit (JPL.UN). Accordingly, the Company's earnings per share has been calculated using the number of Class B common shares outstanding of 35,631,932.

7. Commitments

At June 30, 2003, the Company had provided municipalities with letters of credit amounting to $1,911 (December 31, 2002 - $1,917) in support of its obligations to complete servicing requirements in connection with the development of its properties.

Jannock Properties Limited

MANAGEMENT DISCUSSION AND ANALYSIS OF OPERATIONS
SIX MONTHS ENDED JUNE 30, 2003

This document should be read in conjunction with the interim unaudited financial statements, which follow the same accounting policies as set out in note 2 to the financial statements for the year ended December 31, 2002.

Results of Operations – Second Quarter 2003 versus Second Quarter 2002

There was no revenue in the Second Quarter this year. A conditional sale of 11-acre apartment block at the Cooksville site in Mississauga was closed at a price of $6.9 million. However, in accordance with the Company's accounting policy, this sale will not be recorded at this time, as the cash deposits received to date are less than 15%. Last year, land sales for the quarter were $390,000 for the Gloucester Drive site in Burlington.

Gross losses on land sales for this quarter were $817,000 compared with gross profits of $18,000 in the same period last year. The losses this year were due to recording provisions of $170,000 on an outstanding mortgage receivable in default, $340,000 for a reduction in price on the conditional sale of the Burlington South property and $307,000 for a reduction in the carrying values of some properties in Burlington.

General and administrative expenses this quarter amounted to $707,000 compared to $340,000 for the same period last year. The increase is mainly due to a provision of $375,000 for termination payments to be made to Mitchell Fasken as a result of his employment agreement being concluded at June 30, 2003.

Results of Operations – Six Months 2003 versus Six Months 2002

Revenue for the six months this year consisted of rental income from one of the Milton properties. Last year, land sales for the quarter were $6,592,000 and consisted of $390,000 for the sale of the Gloucester Drive property and $6,200,000 from the sale of an 11-acre parcel at the McFarren site.

Gross losses on land sales for the six months were $810,000 compared with gross profits of $2,242,000 in the same period last year. The losses this year were due to the provisions of $817,000 that were recorded in the Second Quarter. Last year's gross profits were primarily related to the sale of the McFarren parcel of land.

Interest and other income of $20,000 this quarter is significantly lower than in 2002, which included a deposit of $250,000 that was forfeited by a buyer on an uncompleted sale of one of the Burlington sites.

General and administrative expenses for the six months amounted to $958,000 compared with $724,000 for the same period last year. The increase was mainly due to the provision of $375,000 for termination payments that was recorded in the Second Quarter.

Outstanding Conditional Sales Agreements

At June 30, 2003, conditional agreements totaling $38.7 million were in place for the sale of nine parcels of land:

- $28 million cash for the 221-acre Britannia Road property in Mississauga,
- $3.45 million for a 73-acre industrial site in Burlington. A provision for $340,000 was recorded in the Second Quarter of 2003 for a negotiated price reduction to reflect a decrease in the usable area of the site,
- $5.6 million for the three Milton properties,
- $1.6 million for four blocks of industrial land at the King Forest site in Burlington.

Also at June 30, 2003 a conditional agreement for $4.9 million was in place for the sale of the site that secures an outstanding mortgage receivable in default. A provision of $170,000 was recorded in the Second Quarter of 2003 to provide for a discount that has been negotiated for payment in cash at closing instead of a two year pay-out. Closing of this sale is expected to occur in the Third Quarter of 2003.

Closing of these conditional sales cannot occur until all of the conditions that apply to both the vendor and the buyers have been met so that there can be no assurance that they will close or that sales values will be realized.

Currently the properties, which have not been sold under conditional sales agreements, consist of approximately 25 acres of saleable, land in Burlington. Efforts are continuing to find buyers for these properties. A $307,000 provision to reduce the carrying value of the remaining properties was recorded in the Second Quarter of 2003.

Britannia 222-acre site

An agreement was made in 2002 to sell the 221-acre Britannia Road property in Mississauga to Mattamy Development Corporation providing zoning on the site can be obtained for residential, office and institutional uses. The sale price is $28 million cash subject to adjustments based on the final development plan for the site. A deposit of $1 million was received for this transaction and is being held in trust. The Ontario Municipal Board hearing to adjudicate upon the land use proposals for this site commenced in September 2002 and ended in March 2003. The Company has not yet received the ruling by the board.

An unfavourable decision on the Company's application to rezone the Britannia site to a mixture of residential and other uses will have a material impact on the value of this property and consequently the value of the Company. The City of Mississauga is vigorously opposing the Company's application to rezone this site.

Jancor Companies, Inc

The Company sold its equity interests in Jancor Companies, Inc. (Jancor), a US manufacturer of residential vinyl siding, windows and, outdoor furniture, in 2001. After the sale, Jannock Properties no longer has any investment in Jancor or any influence over the business. Under the terms of the sale, Jannock Properties received the right to 25% of any net proceeds to the current equity holders if and when they decide to sell their interest in Jancor. Jannock Properties does not have any carrying value on its balance sheet as it made a provision in 2000 to fully write down its investment to reflect plant closures and a decline in value that was other than temporary.

The Company has received unaudited financial information for Jancor, which shows operating results for the six months of 2003 were slightly ahead of last year. Gains from higher sales volumes during the period and improved pricing have been largely offset by increased resin costs. Management has advised that operating earnings for the balance of the year are expected to be about the same level as in 2002.

Financial results for Jancor show that it has achieved earnings before interest, taxes, depreciation and amortization of approximately US$25 million in each of the last two years. At the end of 2002, Jancor had reduced its ongoing debt obligations to approximately US$50 million. This indicates that Jancor may produce some value for Jannock Properties in the future providing cash flows are maintained. The business faces considerable uncertainties in the future from the impact of increased oil prices on the cost of resin and the depressed level of activity in the US markets. The owners have indicated that they no intention of seeking a buyer for Jancor in the near future. It is therefore not possible to predict either the timing or the amount of proceeds, if any, that Jannock Properties may receive in the future.

The extent to which any of the income tax losses associated with the sale of the equity interest in Jancor can be used to shelter future earnings for Jannock Properties is uncertain and accordingly the benefit relating to these losses has not been reflected as an asset on the balance sheet of Jannock Properties.

Cash Flows - – Second Quarter 2003 versus Second Quarter 2002

Cash outflows used in operating activities during the Second Quarter of 2003 amounted to $1,057,000 compared to inflows of $379,000 for the same period last year. Cash receipts for the Second Quarter of 2003 were $695,000 mainly consisting of deposits received from the sale of the 11-acre apartment block at the Cooksville site. Last year's second quarter cash receipts were $1,427,000 and included $1 million received as a deposit on the conditional sale of the 221-acre Britannia site. Cash payments in the second quarter were $704,000 higher than the same period last year level mainly due to spending associated with the Ontario Municipal Board hearing on the Britannia site.

Cash inflows for financing activities in the Second Quarter of 2003 consisted of proceeds from bank loans of $1,050,000. In the Second Quarter of 2002, a cash distribution of $5,345,000 was made to shareholders through the redemption of Class A Special shares Special shares.

Cash Flows - – Six months 2003 versus Six months 2002

Cash outflows during the six months ended June 30, 2003 amounted to $2,164,000 compared to inflows of $5,213,000 for the same period last year. Cash receipts this year were $716,000 compared with $7,900,000 for last year, which included $6,590,000 from land sales. Cash payments of $2,880,000 were $193,000 higher than last year's level mainly due to spending associated with the Ontario Municipal Board hearing on the Britannia site.

Cash inflows for the six months ended June 30, 2003 for financing activities consisted of proceeds from bank loans of $2,255,000. The cash distribution to shareholders of $5,345,000 was the only item for the comparable period in 2002.

Financial Position

Total assets at June 30, 2003 were $32,398,000 compared with $30,760,000 at December 31, 2002. Land held for development increased by $1,253,000 mainly because of the capitalization of expenditures related to the Ontario Municipal Board hearing on the future of the Britannia site.

Liabilities at June 30, 2003 were $8,100,000 compared with $5,336,000 at December 31, 2002 mainly due to an increase of $2,255,000 in bank loans.
At June 30, 2003, total vendor take-back mortgages that are held by the Company amounted to $11,506,000 (December 31, 2002 - $5,419,000) and consisted of:

a) $5,169,000 (December 31, 2002 - $5,339,000) that are carried as receivables on the balance sheet. Included in this amount is $4,945,000 relating to a mortgage that is in default after the purchaser failed to make payment on the due date. A conditional sale has been made to sell the site securing this mortgage under a power of sale. The reduction of $170,000 is a net discount for payment in cash at closing.
b) $6,337,000 (December 31, 2002 - $80,000) that are not carried as receivables on the Company's balance sheet, relating to sales agreements where the deposits received to date are less than 15%. The increase of $6,257,000 is for vendor mortgages relating to the sale of the 11-acre apartment block at Cooksville. These mortgages have various due dates until late 2005.

Organizational Changes
The Company has made a number of changes that will substantially reduce its ongoing administrative costs as the level of its real estate activities should be significantly reduced in the future.
As anticipated at the inception of Jannock Properties, the employment agreements with the Company's two full-time employees, which includes the President Mitchell Fasken, have been concluded. In the future the services of both of these former employees will be provided to the Company on a part-time contractual basis when needed. The costs of terminating the employment arrangements of the two employees in accordance with their employment agreements was recorded in the Second Quarter. Mr. Fasken will also be entitled to receive incentive payments on the completion of property sales, which were subject to conditional sale agreements at June 30, 2003. In addition to relinquishing his position as President, Mitchell Fasken has resigned from the Board of Directors effective June 30, 2003. Mr. Ian Currie, Chairman of the Board of Directors will assume the role of President.
The Board of Directors has approved a reduction in the annual fee paid to each director from the previous level of $12,000 per year to $6,000 per year. Meeting fees will remain at $1,000 per meeting except for telephone meetings that will now be $400 per meeting. The Chairman and now also President will be paid an annual fee of $40,000 only compared with $50,000 plus meeting fees in the past.
The target for administrative costs in 2004 is to achieve a level of approximately 50% of the $1.2 million spent in 2002.

Capital Reorganization
In 2002, the Company's capital was reorganized by Special Resolution of the shareholders amending the articles of the Company. Under the reorganization, each common shareholder received 175 Class A Special shares and one Class B common share in exchange for a common share. The Class A special shares are redeemable on a pro rata basis for $0.01 per share, are non-voting and are not entitled to dividends. The Class B common shares are voting and are not redeemable. Six common shares held by a shareholder who had dissented to the reorganization were purchased by the Company during the period. The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit.
Accordingly, the Company's earnings per share have been calculated using the number of Class B common shares outstanding of 35,631,932.

Distributions
No distributions have been made to shareholders to date in 2003. In 2002, the Company distributed $5,345,000, equivalent to fifteen cents per share, to shareholders. Receipts from future land sales and from outstanding mortgage receivables will determine the timing and amount of future distributions.

Subsequent Events
The conditional sale of the 73-acre industrial site in Burlington for $3.45 million was completed in August 2003 and the proceeds used to reduce bank borrowings.

Jannock Properties Limited

Press Release

August 18, 2003

Jannock Properties Limited reports June 30, 2003 results.

TORONTO, ONTARIO—Jannock Properties Limited today reported a net loss of $968,000 ($0.03 per share) for the Second Quarter of 2003 compared with net income of $312,000 ($0.01 per share) for the same period in 2002. The losses this year were primarily due to some provisions for losses and termination payments. The net income in 2002 included a favourable income tax recovery of $585,000.

For the six months to June 30, 2003 the net losses were $1,126,000 ($0.03 per share) compared with income of $1,735,000 for the same period last year.

Real Estate

A conditional sale of 11-acre apartment block at the Cooksville site in Mississauga has been closed at a price of $6.9 million, which includes mortgage receivables totaling $6.2 million. In accordance with its accounting policy, the Company will not record this sale at this time, as the cash deposits received to date are less than 15%. Final payments on the mortgage receivables are not due until late 2005.

The conditional sale of the 73-acre Burlington South site in Burlington was completed in August 2003 for cash of $3.45 million. The price was renegotiated to reflect a reduction in the usable area of the site. A provision of $340,000 has been recorded in the Second Quarter to recognize the reduction in price. Proceeds from the sale have been used to pay down bank borrowings.

A conditional agreement is in place for $4.9 million for the sale of the site that secures a mortgage receivable in default. This conditional sale, which is expected to close in the Third Quarter of this year, has been revised to provide for a discounted price to be paid in cash at closing. A provision of $170,000 has been recorded in the Second Quarter to cover the net effect of the discount.

Conditional agreements are also in place for the sale of another eight parcels of land for a total of approximately $35 million, which includes $28 million cash for the 221-acre Britannia Road property in Mississauga. Closing of these conditional sales cannot occur until all of the conditions that apply to both the vendor and the buyers have been met so that there can be no assurance that they will close or that sales values will be realized.

Currently the properties, which have not been sold under conditional sales agreements consists of approximately 25 acres of saleable land in Burlington. Efforts are continuing to find buyers for these properties. A $307,000 provision to reduce the carrying value of the remaining properties has been recorded in the Second Quarter of 2003.

Britannia 222-acre site

An agreement was made in 2002 to sell the 221-acre Britannia Road property in Mississauga to Mattamy Development Corporation providing zoning on the site can be obtained for residential, office and institutional uses. The sale price is $28 million cash subject to adjustments based on the final development plan for the site. A deposit of $1 million was received for this transaction and is being held in trust. The Ontario Municipal Board hearing to adjudicate upon the land use proposals for this site commenced in September 2002 and ended in March 2003. The Company has not yet received the ruling by the board.

An unfavourable decision on the Company's application to rezone the Britannia site to a mixture of residential and other uses will have a material impact on the value of this property and

consequently the value of the Company. The City of Mississauga is vigorously opposing the Company's application to rezone this site.

Cash Flows from (used in) Operations

Cash used by operating activities in the Second Quarter of this year amounted to $1,057,000 and consisted of cash receipts of $695,000 less expenditures of $1,752,000. In the Second Quarter of 2002, cash provided by operating activities was $379,000 and consisted of total receipts of $1,427,000 less expenditures of $1,048,000. The higher receipts in 2002 related to a property sale of $390,000 and larger deposits that were received on future property sales.
Total expenditures this year were higher than in 2002 due to the spending on the Ontario Municipal Board hearing for the Britannia site.

Jancor Companies, Inc.

Shipment levels recovered during the Second Quarter after a slow start in the First Quarter due to harsh weather. Resin prices continued to increase but now appear to have leveled off. Operating results in the Second Quarter continued to be slightly ahead of last year with the gains from higher sales volumes being largely offset by increased resin costs. Management has advised that operating earnings for the balance of the year are expected to be about the same level as in 2002.

Corporate Items

As previously announced, the Company has concluded the employment agreement with Mitchell Fasken who was President from the Company's inception until June 30, 2003. A provision of $375,000 has been recorded in the Second Quarter for the termination payments he is entitled to under his employment agreement. Mr. Fasken will also be entitled to receive incentive payments on the completion of property sales, which were subject to conditional sale agreements at June 30, 2003. Mr. Ian Currie, Chairman of the Board of Directors will assume the role of President. Mr. Fasken has also resigned as a director and will not be replaced.

The mandate for the Company is to dispose of its assets in manner that maximizes value and distributes the net proceeds realized from those assets to shareholders in a timely fashion.

The Company's common shares are listed on the TSX Venture Exchange (trading symbol: JPL.UN).

Forward-looking statements contained in this news release involve risks and uncertainties that could cause actual results to differ materially fom those contemplated by such statements. Factors that could cause such differences include local real estate markets, zoning applications, changes in interest rates and general economic conditions. In addition there are risk factors described from time to time in the reports and disclosure documents filed by Jannock Properties Limited with Canadian and U.S. securities regulatory agencies and commissions.

Contact Brian Jamieson
(905) 821-4464
bjamie@jannockproperties.com

BALANCE SHEET

(in thousands of Canadian dollars)

	JUNE 30 2003 (unaudited)	DECEMBER 31 2002
ASSETS		
Land under development	**$ 11,337**	$ 11,572
Land held for development	**8,381**	7,128
Mortgage receivable in default (note 3)	**4,945**	5,115
Mortgages receivable (note 3)	**224**	224
Future income taxes	**6,315**	5,683
Other assets	**68**	2
Cash	**98**	22
Restricted cash held in trust	**1,030**	1,014
	$ 32,398	$ 30,760
LIABILITIES		
Bank loan	**4,435**	2,180
Accounts payable and accrued liabilities (note 4)	**1,762**	1,953
Income taxes payable	**186**	175
Deposits on land sales	**1,717**	1,028
	$ 8,100	$ 5,336
SHAREHOLDERS' EQUITY		
Capital stock (note 6)	**$ 56,964**	$ 56,964
Contributed surplus	**6,868**	6,868
Deficit	**(39,534)**	(38,408)
	$ 24,298	$ 25,424
	$ 32,398	$ 30,760

STATEMENT OF OPERATIONS AND DEFICIT

(in thousands of Canadian dollars, except per share amounts)

		THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30	
		2003	2002	**2003**	2002
		(unaudited)	(unaudited)	**(unaudited)**	(unaudited)
Land sales (note 2)		**$ -**	$ 390	**$ 7**	$ 6,592
Cost of sales			372		3,998
Provisions for loss in value		**817**	-	**817**	352
Gross profit/(loss)		**(817)**	18	**(810)**	2,242
Interest and other income		**13**	31	**20**	306
General and administrative costs		**(707)**	(340)	**(958)**	(724)
Income/(loss) before income taxes		**(1,511)**	(291)	**(1,748)**	1,824
Income taxes provided/(recovered) (note 5)	- current	**6**	5	**10**	11
	- future	**(549)**	(608)	**(632)**	78
Net earnings/(loss) for the period		**$ (968)**	$ 312	**$ (1,126)**	$ 1,735
Deficit - Beginning of period		**$ (38,566)**	$ (37,632)	**$(38,408)**	$(39,055)
Deficit - End of period		**$ (39,534)**	$ (37,320)	**$(39,534)**	$(37,320)
Net earnings/(loss) per share		**$ (0.03)**	$ 0.01	**$ (0.03)**	$ 0.05

STATEMENT OF CASH FLOWS

(in thousands of Canadian dollars)

	THREE MONTHS ENDED JUNE 30 2003 (unaudited)	THREE MONTHS ENDED JUNE 30 2002 (unaudited)	SIX MONTHS ENDED JUNE 30 2003 (unaudited)	SIX MONTHS ENDED JUNE 30 2002 (unaudited)
CASH PROVIDED BY (USED IN)				
OPERATING ACTIVITIES				
Cash receipts				
Receipts on sales of land	$ -	$ 390	$ 7	$ 6,592
Interest and other income received	13	37	20	308
Deposits received on land sale	682	1,000	689	1,000
Cash payments				
Expenditures on land development	(1,358)	(671)	(2,198)	(1,868)
Income taxes paid/(refunded)	(20)	(11)	(13)	56
Payments of general and administrative and other	(323)	(366)	(593)	(875)
Interest paid	(51)		(76)	
	(1,057)	379	(2,164)	5,213
INVESTING ACTIVITIES				
Restricted cash held in trust	(8)	(1,002)	(15)	(1,002)
	(8)	(1,002)	(15)	(1,002)
FINANCING ACTIVITIES				
Bank loan	1,050		2,255	
Redemption of Class A Special shares		(5,345)		(5,345)
	1,050	(5,345)	2,255	(5,345)
INCREASE IN CASH	(15)	(5,968)	76	(1,134)
CASH BEGINNING OF PERIOD	$ 113	$ 7,398	$ 22	$ 2,564
CASH END OF PERIOD	$ 98	$ 1,430	$ 98	$ 1,430

NOTES TO INTERIM FINANCIAL STATEMENTS

(In thousands of dollars, unaudited)

1. Summary of significant accounting policies

These interim unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements in Canada. The disclosures contained in these unaudited interim financial statements do not include all disclosures required for annual financial statements. They have been prepared using the same accounting policies as set out in Note 2 to the financial statements for the year ended December 31, 2002 and should be read in conjunction with those financial statements.

2. Land sales

The Company's accounting policy is to not record land sales until all material conditions have been fulfilled and the Company has received cash deposits of at least 15% of the purchase price.

The nature of land development does not allow for a consistent year-to-year or period-to-period volume of land sales and the results are not therefore an indication of sales that may be experienced in the rest of the year. The revenue is generated by specific projects as the marketplace dictates and buyers become available.

During the period ended June 30, 2003 there were no land sales (June 30, 2002 included land sales of $6,200 and $390 to two purchasers).

3. Mortgages receivable

A conditional agreement has been made for the sale of the site that secures an outstanding mortgage receivable which has been in default after the original purchaser failed to make payment on the due date. A provision of $170 was recorded in the Second Quarter to cover the net shortfall on the mortgage receivable.

At June 30, 2003, there are mortgages of $6,337 (December 31, 2002 - $80) under agreements for sale for which deposits received are less than 15% and accordingly, the sales and receivables have not been recognized in these financial statements. Land under development includes the land costs relating to these transactions.

4. Accounts payable and accrued liabilities

An amount of $1,067 is included for costs expected to be incurred on land that has been sold (December 31, 2002 - $1,383).

5. Income taxes

The following table reconciles income taxes calculated at the current Canadian federal and provincial tax rates with the Company's income tax expense.

	Six months ended	
	June 30, 2003	June 30, 2002
Earnings/(loss) before income taxes	$(1,748)	$1,824
Expected income taxes/(recovery)	$ (640)	$ 704
Large corporations tax and other	18	11
Effect of changes in rates	-	(626)
Total	$ (622)	$ 89

6. Capital Stock

The Company's capital stock consists of Class A special shares and Class B common shares. The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit (JPL.UN). Accordingly, the Company's earnings per share has been calculated using the number of Class B common shares outstanding of 35,631,932.

7. Commitments

At June 30, 2003, the Company had provided municipalities with letters of credit amounting to $1,911 (December 31, 2002 - $1,917) in support of its obligations to complete servicing requirements in connection with the development of its properties.

JANNOCK PROPERTIES LIMITED

MATERIAL CHANGE REPORT

UNDER

Subsection 85(1) of the *Securities Act* (British Columbia)
Subsection 118(1) of the *Securities Act* (Alberta)
Clause 84(1)(b) of the *Securities Act* (Saskatchewan)
Subsection 75(2) of the *Securities Act* (Ontario)
Section 73 of the *Securities Act* (Quebec)
Subsection 81(2) of the *Securities Act* (Nova Scotia)
Subsection 76(2) of the *Securities Act* (Newfoundland)

1. **Reporting Issuer**

Jannock Properties Limited
2121 Britannia Road West
Unit 2
Streetsville, Ontario
L5M 2G6

2. **Date of Material Change**

June 30, 2003

3. **Publication of Material Change**

A press release was issued on July 9, 2003.

4. **Summary of Material Change**

Jannock Properties Limited (the "Company") announced that effective June 30, 2003, Mitchell Fasken resigned from the Company's board of directors and as the President of the Company. Mr. Fasken will continue to provide services to the Company on a part-time basis as needed. Mr. Ian Currie, Chairman of the board of directors of the Company, will assume the role of President of the Company.

The Company also announced or provided a status update with respect to a number of conditional sales arrangements to which the Company is a party.

5. **Full Description of Material Changes**

The Company announced that effective June 30, 2003, Mitchell Fasken resigned from the Company's board of directors and as the President of the Company. Mr. Fasken will continue to provide services to the Company on a part-time basis as needed.

Mr. Ian Currie, Chairman of the board of directors of the Company, will assume the role of the President of the Company.

A conditional sale of an 11-acre apartment block at the Cooksville site in Mississauga has been closed at a price of $6.9 million, which includes mortgage receivables totalling $5.7 million. In accordance with its accounting policy, this sale will not be recorded by the Company at this time as the cash deposits received to date are less than 15%. Final payments on the mortgage receivables are not due until late 2005.

A previously announced conditional sale, which provided for a mortgage receivable of $5,115,000 and which is expected to close in the Third Quarter of this year, has been revised to provide for a discounted price to be paid in cash at closing. A provision of approximately $75,000 will be recorded in the Second Quarter to cover the net effect of the discount.

The conditional sale of the 73-acre Burlington South site in Burlington has been renegotiated to a cash price of $3.45 million to reflect a reduction in the usable area of the site. This sale is also expected to close in the Third Quarter of 2003. A provision of approximately $340,000 will be recorded in the Second Quarter to recognize the reduction in price.

Conditional agreements are also in place for the sale of another seven parcels of land for a total of approximately $32 million, which includes $28 million cash for the 221-acre Britannia Road property in Mississauga. The ruling on the zoning for this site by the Ontario Municipal Board has not yet been received and the Company has no knowledge of when it will be issued. Closing of these conditional sales cannot occur until all of the conditions that apply to both the vendor and the buyers have been met so that there can be no assurance that they will close or that sales values will be realized.

Currently the properties, which have not been sold under conditional sales agreements consists of approximately 25 acres of saleable land in Burlington and a 48-acre block in Milton. Efforts are continuing to find buyers for these properties. A $350,000 provision to reduce the carrying value of the remaining properties will be recorded in the Second Quarter of 2003.

6. **Confidentiality of Information**

This report is not being filed on a confidential basis.

7. **Omitted Information**

Not applicable.

8. **Senior Officer**

Inquiries in respect of the material change referred to herein may be made to:

Brian Jamieson
Chief Financial Officer
Jannock Properties Limited
2121 Britannia Road West
Unit 2
Streetsville, Ontario
L5M 2G6

Telephone: (905) 821-4464

9. **Statement of Senior Officer**

The information contained in this material change report accurately discloses the material change referred to herein.

DATED at Toronto, Ontario this 14th day of July, 2003.

"Brian Jamieson" (signed)

Brian Jamieson
Chief Financial Officer

Jannock Properties Limited

Press Release

July 9, 2003

Jannock Properties Limited reports details on property sales and organization changes.

TORONTO, ONTARIO—Jannock Properties Limited today announced details on its property sales and outlined changes to its organization which are aimed at reducing the ongoing level of administrative costs.

Property Sales

A conditional sale of 11-acre apartment block at the Cooksville site in Mississauga has been closed at a price of $6.9 million, which includes mortgage receivables totaling $5.7 million. In accordance with its accounting policy, this sale will not be recorded by the Company at this time as the cash deposits received to date are less than 15%. Final payments on the mortgage receivables are not due until late 2005.

As announced earlier a conditional agreement is also in place for the sale of the site that secures the outstanding mortgage receivable of $5,115,000. This conditional sale, which is expected to close in the Third Quarter of this year, has been revised to provide for a discounted price to be paid in cash at closing. A provision of approximately $75,000 will be recorded in the Second Quarter to cover the net effect of the discount.

The conditional sale of the 73-acre Burlington South site in Burlington has been renegotiated to a cash price of $3.45million to reflect a reduction in the usable area of the site. This sale is also expected to close in the Third Quarter of 2003. A provision of approximately $340,000 will be recorded in the Second Quarter to recognize the reduction in price.

Conditional agreements are also in place for the sale of another seven parcels of land for a total of approximately $32 million, which includes $28 million cash for the 221-acre Britannia Road property in Mississauga. The ruling on the zoning for this site by the Ontario Municipal Board has not yet been received and the Company has no knowledge of when it will be issued. Closing of these conditional sales cannot occur until all of the conditions that apply to both the vendor and the buyers have been met so that there can be no assurance that they will close or that sales values will be realized.

Currently the properties, which have not been sold under conditional sales agreements consists of approximately 25acres of saleable, land in Burlington and a 48-acre block in Milton. Efforts are continuing to find buyers for these properties. A $350,000 provision to reduce the carrying value of the remaining properties will be recorded in the Second Quarter of 2003.

Administrative Costs

With agreements for the sale of much of the remaining properties now in place, the level of real estate activities should be significantly reduced. As a result the Company has made a number of changes that will substantially reduce its ongoing administrative costs.

As anticipated at the inception of Jannock Properties, the employment agreements with the Company's two full-time employees, which includes the President Mitchell Fasken, have been concluded. In the future the services of both of these former employees will be provided to the Company on a part-time contractual basis when needed. In addition to relinquishing his position as President, Mitchell Fasken has resigned from the Board of Directors effective June 30, 2003. Mr. Ian Currie, Chairman of the Board of Directors will assume the role of President. The costs of terminating the employment arrangements of the two employees in accordance with their employment agreements will be recorded in the Second Quarter.

The Board of Directors has approved a reduction in the annual fee paid to each director from the current level of $12,000 per year to $6,000 per year. Meeting fees will remain at $1,000 per meeting except for telephone meetings that will now be $400 per meeting. The Chairman and now also President will be paid an annual fee of $40,000 only compared with $50,000 plus meeting fees in the past.
The target for administrative costs in 2004 is to achieve a level of approximately 50% of the $1.2 million spent in 2002.

Jannock Properties Limited is headquartered in Mississauga, Ontario. The mandate for the Company is to sell its assets for the best price possible and to distribute the proceeds to its shareholders. Jannock Properties Limited common shares are listed on the TSX Venture Exchange (trading symbol: JPL.UN).

Forward-looking statements contained in this news release involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences include local real estate markets, zoning applications, changes in interest rates and general economic conditions. In addition there are risk factors described from time to time in the reports and disclosure documents filed by Jannock Properties Limited with Canadian and U.S. securities regulatory agencies and commissions.

Contact Brian Jamieson
(905) 821-4464
bjamie@jannockproperties.com